                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2004

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                        Commission File Number: 000-26719

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN

                           MERCANTILE BANK CORPORATION
                             310 LEONARD STREET, NW
                             WYOMING, MICHIGAN 49504
                                 (616) 406-3777

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator of
  Mercantile Bank of West Michigan 401(k) Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of the Mercantile Bank of West Michigan 401(k) Plan ("the Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements as a whole.

                                             /s/ Crowe Chizek and Company LLC
                                             ---------------------------------
                                             Crowe Chizek and Company LLC
Oak Brook, Illinois
May 16, 2005

                                                                              1.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2004 and 2003

                                                       2004            2003
                                                   ------------    ------------
ASSETS
     Investments, at fair value (Note 4)
         Common stock                              $  5,899,167    $  4,507,385
         Mutual funds                                 3,097,138       2,035,644
         Money market fund                               56,316          53,717
         Participant loans                               66,677          14,085
                                                   ------------    ------------
                                                      9,119,298       6,610,831

     Cash/cash equivalents                               45,443          34,513
                                                   ------------    ------------
         Total assets                                 9,164,741       6,645,344

LIABILITIES
     Due to custodian for securities purchased           20,540               -
     Other                                                    -             442
                                                   ------------    ------------

         Total liabilities                               20,540             442
                                                   ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                  $  9,144,201    $  6,644,902
                                                   ============    ============

                 See accompanying notes to financial statements.

                                                                              2.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income
         Net appreciation in fair value of investments (Note 4)    $    781,766
         Dividends - cash                                                86,133
         Dividends - stock                                              228,846
                                                                   ------------
              Total income                                            1,096,745

     Contributions
         Employer                                                       413,116
         Participants                                                   687,588
         Rollovers from other plans                                     445,434
                                                                   ------------
              Total contributions                                     1,546,138
                                                                   ------------

                  Total additions                                     2,642,883

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                      143,584
                                                                   ------------

NET INCREASE                                                          2,499,299

NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of year                                                6,644,902
                                                                   ------------

     End of year                                                   $  9,144,201
                                                                   ============

                 See accompanying notes to financial statements.

                                                                              3.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Mercantile Bank of West Michigan 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Mercantile Bank of West Michigan (the Bank), effective January 1, 1998. The Plan is a defined contribution plan which covers all employees who have completed one hour of service. The Plan has a contributory 401(k) portion based on elective contributions from participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement which are subject to certain limitations. Employees also may rollover account balances from other plans into their account. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 2004, the Bank made matching contributions equal to 100% of the first 5% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of (a) the Bank's contributions and (b) Plan earnings. Allocations are based on participant earnings, contributions or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participants' deferrals and rollovers and employer matching contributions. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective and employer contributions plus actual earnings thereon.

Payment of Benefits: A participant or his or her beneficiary receives a distribution of the participant's account balance in a lump sum. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation in either common shares or cash.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances up to 50% of their vested balance, or $50,000, whichever is less.

                                   (Continued)

                                                                              4.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

Expenses:  All administrative expenses are paid by the Plan sponsor.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Mutual fund shares and Mercantile Bank Corporation common stock are traded on national exchanges or quotation exchanges and are valued at the last sales price on the date of valuation. Participant loans are stated at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties for Investments: The Plan has investments in mutual funds and stocks. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Concentration of Credit Risk: At December 31, 2004 and 2003 approximately 65% and 68% of the Plan's assets were invested in Mercantile Bank Corporation common stock.

Payment of Benefits: Benefits are recorded when paid.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation.

                                   (Continued)

                                                                              5.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will be 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at quoted market prices.

                                            2004                      2003
                                   -----------------------   ----------------------
                                   Number of      Fair       Number of     Fair
                                    Shares        Value       Shares       Value
                                   ---------   -----------   ---------   ----------
MUTUAL FUNDS
    Mutual Beacon fund               54,833    $   870,193      43,946   $  629,743

COMMON STOCK
    Mercantile Bank Corporation
      common stock                  149,346    $ 5,899,167     123,490    4,507,385

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $781,766 as follows:

Mutual funds            $ 320,465
Common stock              461,301
                        ---------

                        $ 781,766
                        =========

                                  (Continued)

                                                                              6.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Bank.

The 149,346 and 123,490 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2004 and 2003 represents approximately 2.1% and 1.8% of the Corporation's outstanding shares as of December 31, 2004 and 2003.

Cash dividends of $49,680 were paid to the Plan by Mercantile Bank Corporation during 2004. A 5% stock dividend was declared and paid by Mercantile Bank Corporation during 2004. As a result of this stock dividend, Mercantile Bank Corporation issued 6,450 additional shares of Mercantile Bank Corporation common stock to the Plan.

As of December 31, the Plan held the following party-in-interest investments (at fair value):

                                                          2004           2003
                                                       -----------    -----------
Mercantile Bank Corporation common stock; 149,346
  and 123,490 shares in 2004 and 2003, respectively    $ 5,899,167    $ 4,507,385
Participant loans                                           66,677         14,085

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter dated June 1, 2001, that the Plan and related trusts are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) for tax exempt status. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the plan is designed and is currently being administered in accordance with applicable provisions of the IRC.

NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $10,038 and $54,861 at December 31, 2004 and 2003, respectively.

                                  (Continued)

                                                                              7.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

Name of plan sponsor: Mercantile Bank of West Michigan
Employer identification number: 38-3360868
Three-digit plan number: 001

                                                     (c)
                                               Description of
                                            Investment Including
                    (b)                      Maturity Date, Rate
            Identity of Issuer,           of Interest, Collateral,                  (e)
             Borrower, Lessor,                     Par, or               (d)      Current
(a)          or Similar Party                   Maturity Value           Cost      Value
----  ------------------------------    -----------------------------    ----   ------------
                                        MUTUAL FUNDS
      Franklin Templeton Investments    Franklin Growth fund,
                                          10,116 shares                    #    $    341,924
      Franklin Templeton Investments    Franklin Small Mid Cap Growth
                                          fund, 13,085 shares              #         446,991
      Franklin Templeton Investments    Franklin U.S. Government
                                          fund, 17,357 shares              #         115,600
      Franklin Templeton Investments    Franklin Blue Chip fund,
                                          17,926 shares                    #         262,434
      Franklin Templeton Investments    Franklin Capital Growth fund,
                                          11,554 shares                    #         127,785
      Franklin Templeton Investments    Franklin Balance Sheet fund,
                                          3,405 shares                     #         198,396
      Franklin Templeton Investments    Templeton Foreign fund,
                                          28,951 shares                    #         356,098
      Franklin Templeton Investments    Templeton Growth fund,
                                          16,501 shares                    #         377,717
      Franklin Templeton Investments    Mutual Beacon fund,
                                          54,833 shares                    #         870,193
                                                                                ------------
                                                                                   3,097,138

                                        MONEY MARKET
      Heritage                          Heritage Cash Trust,
                                          56,316 shares                    #          56,316

                                        COMMON STOCK
*     Mercantile Bank Corporation       Common stock,
                                          149,346 shares                   #       5,899,167

                                        PARTICIPANT LOANS
*     Participants loans                Bearing interest at 4.25%
                                          to 5.00%                                    66,677
                                                                                ------------

                                                                                $  9,119,298
                                                                                ============

*     Party in interest

# Investments are participant directed, therefore historical cost is not required.

                                                                              8.

EXHIBITS TO REPORT ON FORM 11-K:

Exhibit No.     Exhibit Description

   23           Consent of Independent Public Accountants

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                MERCANTILE BANK OF WEST
                                                MICHIGAN 401(K) PLAN

Date:  June 13, 2005                            /s/ Gerald R. Johnson, Jr.
                                                -------------------------------
                                                Gerald R. Johnson, Jr., Trustee

                                  EXHIBIT INDEX

Exhibit No.     Exhibit Description

   23           Consent of Independent Public Accountants